Exhibit 99.17

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F for the year ended December 31, 2014 (the “Form 40-F”) of Timmins Gold Corp. (“Timmins”), I, Dino Pilotto, P.Eng., hereby consent to the use of my name in connection with the references to the technical report entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to Timmins on January 28, 2015, with an effective date as of May 7, 2012 (the “Technical Report”) and to the incorporation by reference of references to, and summaries of, the Technical Report in the Form 40-F.

/s/ Dino Pilotto
Name: Dino Pilotto, P.Eng.
Title: Mine Engineering Lead

March 25, 2015